Exhibit 99.2

Management’s Discussion and Analysis

For the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

CONTENTS

Cautionary Note Regarding Forward-Looking Information	4

Business Overview	5

2021 Highlights	5

Operations Outlook	12

Health, Safety and Environment	12

Financial Results	13

Financial Position Summary	16

Liquidity and Capital Resources	16

Capital Management	18

Contractual Obligations and Commitments	18

Summary of Quarterly Results	19

Summary of Selected Annual Financial Results	19

Related Party Transactions	20

Outstanding Share Data	20

Outstanding Convertible Debentures	21

Off-Balance Sheet Arrangements	21

Segment Information	21

Accounting Policy Overview	21

Critical Accounting Policies and Judgements	21

Key Sources of Estimation Uncertainty	22

Changes in Accounting Policies including Initial Adoption	22

Financial Instruments and Risk Management	22

Risk Factors	22

Financial Risks	23

Other Risk Factors	24

Disclosure Controls and Internal Control Over Financial Reporting	28

Disclosure Controls and Procedures	28

Management’s Report on Internal Control Over Financial Reporting	28

Technical Disclosure	28

Approval	30

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

This Management’s Discussion and Analysis (“MD&A”) was prepared as of February 25, 2022 and provides an analysis of the financial and operating results of NexGen Energy Ltd (“NexGen” or “the Company”) for the year ended December 31, 2021. Additional information regarding NexGen, including its Annual Information Form for the year ended December 31, 2021, as well as other information filed with the Canadian, US and Australian securities regulatory authorities, is available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at www.edgar.gov, and on the Australian Stock Exchange (“ASX”) at www.asx.com.au, respectively. All monetary amounts are in thousands of Canadian dollars unless otherwise specified.

The following discussion and analysis of the financial condition and results of operations of NexGen should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021 and December 31, 2020 (the “Annual Financial Statements”) and the related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

In accordance with IFRS, IsoEnergy Ltd.’s (“IsoEnergy”) financial results are consolidated with those of NexGen, including in this MD&A. However, IsoEnergy is listed on the TSX Venture Exchange under the ticker symbol “ISO” and has its own management, directors, internal control processes and financial budgets and finances its own operations. Further information regarding IsoEnergy is available under its own profile on www.sedar.com.

Management is responsible for the Annual Financial Statements and this MD&A. The Audit Committee of the Company’s Board of Directors (the “Board”) reviews and recommends for approval to the Board, who then review and approve, the Annual Financial Statements and this MD&A. This MD&A contains forward-looking information. Please see the section, “Cautionary Note Regarding Forward-Looking Information” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration and development activities, the future interpretation of geological information, the cost and results of exploration and development activities, future financings, the future price of uranium and requirements for additional capital.

Generally, but not always, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others the results of planned exploration and development activities are as anticipated, the price of uranium, the cost of planned exploration and development activities, that financing will be available if and when needed and on reasonable terms; that financial, uranium and other markets will not be adversely affected by a global pandemic (including COVID-19); that third-party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration and development activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner; the expectations regarding mineral reserves and mineral resources; realization of mineral reserves and mineral resource estimates; and results, estimates, assumptions and forecasts in the Rook I FS Technical Report (as defined below). Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third-party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration and development risks, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources,; and financing and other factors discussed or referred to in the Company’s most recent Annual Information Form under “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking information and statements contained in this MD&A are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

BUSINESS OVERVIEW

NexGen is a British Columbia corporation with a focus on developing into production the 100% owned Rook I Project (“Rook I Project” or the “Project”) located in the southwestern Athabasca Basin of Saskatchewan, Canada. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in the development of projects from discovery to production. NexGen also owns a portfolio of highly prospective uranium properties in the southwestern Athabasca Basin of Saskatchewan, Canada.

The Rook I Project is the location of the Company’s Arrow Deposit discovery in February 2014. The Arrow Deposit has measured and indicated mineral resources totalling 3.75 million tonnes (“Mt”) grading 3.10% U3O8 containing 257 million (“M”) lbs U3O8. The probable mineral reserves were estimated at 240 M lbs U3O8 contained in 4.6Mt grading 2.37% U3O8. See “Feasibility Study” below.

The Company has also intersected numerous other mineralized zones on trend from Arrow along the Patterson Corridor on Rook I which are subject to further exploration before economic potential can be assessed. The Rook I Project consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

The Company is listed on the Toronto Stock Exchange (the “TSX”) and the NYSE American exchange (the “NYSE American”) under the symbol “NXE”, and on the ASX under the symbol “NXG”.

The Company currently holds 51% of the outstanding common shares of IsoEnergy.

2021 HIGHLIGHTS

Corporate

On February 18, 2021 and February 23, 2021 the Company completed the conversion of US$120 million aggregate principal amount of convertible debentures into common shares of the Company. The converted debentures consisted of US$60 million aggregate principal amount of 7.5% unsecured convertible debentures issued by the Company in 2016 (the “2016 Debentures”) and the US$60 million aggregate principal amount of 7.5% unsecured convertible debentures issued by the Company in 2017 (the “2017 Debentures” and, together with the 2016 Debentures, the “2016 and 2017 Debentures”) both due to mature on July 22, 2022.

On February 25, 2021, the Company announced an equity financing on a bought deal basis of 33,400,000 common shares of the Company at a price of $4.50 per common share (the “Offering Price”) for gross proceeds of approximately $150 million (the “Offering”). The Company also granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 5,010,000 common shares to cover over-allotments, (the “Over-Allotment Option”). The Offering closed on March 11, 2021 and the Over-Allotment Option was exercised by the Underwriters and closed on March 16, 2021, for additional gross proceeds of $22.5 million.

On July 2, 2021, the Company commenced trading on the ASX under the symbol “NXG”. As part of the ASX listing, the Company issued 400,000 common shares, represented as Chess Depository Instruments (“CDI’s”), to Australian investors for total gross proceeds of $2.1 million.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

On October 26, 2021, the Company announced the publication of its inaugural Sustainability Report highlighting its progress, initiatives, and commitments in the areas of health, safety, environmental, social and governance management for the calendar year 2020.

Further detailed information on the financings can be found under the “Liquidity and Capital Resources” section below.

Operational

On February 22, 2021, NexGen announced the results of an independent feasibility study (“FS”) and mineral reserve and mineral resource update of the basement-hosted, vein type uranium deposit (the “Arrow Deposit”), located on the Company’s 100% owned Rook I Project (related National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report entitled “Arrow Deposit, Rook I Project, Saskatchewan, NI 43-101 Technical Report on Feasibility Study dated 10 March 2021” (the “Rook I FS Technical Report”). Refer to the “Operations Review” section below and the Rook I FS Technical Report for further detail.

During the year geotechnical site confirmation studies were completed in preparation of the commencement of the Front-End Engineering and Design (“FEED”) which began in the fourth quarter 2021 upon the award of the engineering, procurement and construction management (“EPCM”) contract to Hatch Ltd.

During the year, the Company signed an Impact Benefit Agreement (“IBA”) with the Buffalo River Dene Nation (“BRDN”) and a Mutual Benefit Agreement (“MBA”) with the Birch Narrows Dene Nation (“BNDN”) covering all phases of the Rook I Project including closure. Under Study Agreements (as defined below) similar to those entered into with the BRDN and BNDN, the Company continues to advance benefit agreement negotiations with the Clearwater River Dene Nation (“CRDN”) and the Metis Nation – Saskatchewan (“MN-S”).

The Company completed a successful 2021 Regional Exploration Drilling Program at the Rook I property. Refer to the “Operations Review” section below for the detailed exploration results.

Operations Review – Rook I Project

Project Development

In Q1 2021, NexGen completed the FS and issued a news release outlining the results on February 22, 2021. The FS validated the previous stage engineering, produced a Class 3 (AACE) capital and operating cost estimate that are summarized in the Rook I FS Technical Report, and it continues to support the EA process and licensing application activities.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

Feasibility Study

The Rook I FS Technical Report includes updated mineral reserve and mineral resource estimates for the Arrow Deposit. The information contained in this MD&A regarding the Rook I Project has been derived from the Rook I FS Technical Report, is subject to certain assumptions, qualifications and procedures described in the Rook I FS Technical Report and is qualified in its entirety by the full text of the Rook I FS Technical Report. Reference should be made to the full text of the Rook I FS Technical Report.

Highlights

Summary of Arrow Deposit Feasibility Study (based on US $50/lb U3O8)

FS
After-Tax NPV @ 8%	$3.47 Billion
After-Tax Internal Rate of Return (IRR)	52.4%
After-Tax Payback	0.9 Year
Pre-Commitment Early Works Capital	$157 Million
Project Execution Capital	$1,143 Million
Total Initial Capital Costs (“CAPEX”)	$1,300 Million
Average Annual Production (Years 1-5)	28.8 M lbs U3O8
Average Annual After-Tax Net Cash Flow (Years 1-5)	$1,038 Million
Average Annual Production (Life of Mine)	21.7 M lbs U3O8

Average Annual After -Tax Net Cash Flow (Life of Mine)	$763 Million
Nominal Mill Capacity	1,300 tonnes per day
Average Annual Mill Feed Grade	2.37% U3O8
Mine Life	10.7 Years
Average Annual Operating Cost (“OPEX”, Life of Mine)	$ 7.58 (US$5.69)/lb U3O8

1)

The economic analysis was based on the timing of a final investment decision (“FID”) and does not include the Pre-Commitment Early Works Capital, which are costs NexGen intends on expending prior to the FID. Pre-Commitment Early Works scope includes site preparation, and the supporting infrastructure (concrete batch plant, Phase I camp accommodations and bulk fuel storage) required to support full Project Execution Capital.

2)	FS based on CAD $1.00 = US $0.75 and US $50/lb U3O8 price.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

Mineral Resources

The updated mineral resource estimate has an effective date of June 19, 2019 and builds upon the mineral resource estimate used in the Company’s previously released pre-feasibility study by incorporating holes drilled in 2018 and 2019. The updated mineral resource estimate is principally comprised of measured mineral resources of 209.6 M lbs of U3O8 contained in 2,183 kt grading 4.35% U3O8 as well as, indicated mineral resources of 47.1 M lbs of U3O8 contained in 1,572 kt grading 1.36% U3O8, and inferred mineral resources of 80.7 M lbs of U3O8 contained in 4,399 kt grading 0.83% U3O8, summarized in the table below.

Arrow Deposit Mineral Resource Estimate

FS Mineral Resource
Structure	Tonnage (k tonnes)	Grade (U3O8%)	Contained Metal (U3O8 M lb)
Measured
A2 LG	920	0.79	16.0
A2 HG	441	16.65	161.9
A3 LG	821	1.75	31.7

Total:	2,183	4.35	209.6

Indicated
A2 LG	700	0.79	12.2
A2 HG	56	9.92	12.3
A3 LG	815	1.26	22.7

Total:	1,572	1.36	47.1

Measured and Indicated
A2 LG	1,620	0.79	28.1
A2 HG	497	15.9	174.2
A3 LG	1,637	1.51	54.4

Total:	3,754	3.1	256.7

Inferred
A1 LG	1,557	0.69	23.7
A2 LG	863	0.61	11.5
A2 HG	3	10.95	0.6
A3 LG	1,207	1.12	29.8
A4 LG	769	0.89	15.0

Total:	4,399	0.83	80.7

Notes:
1.	CIM Definition Standards were followed for mineral resources. Mineral resources are reported inclusive of mineral reserves.
2.	Mineral Resources are reported at a cut-off grade of 0.25% U3O8 based on a long-term price of US$50 per lb U3O8 and estimated costs.
3.	A minimum mining width of 1.0 m was used.
4.	The effective date of Mineral Resources is June 19, 2019
5.	Numbers may not add due to rounding.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economics.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

Mineral Reserves

The Rook I FS Technical Report defines probable mineral reserves of 239.6 million lbs of U3O8 contained in 4,575 kt grading 2.37% U3O8 from the measured and indicated mineral resources, summarized in the table below. The probable mineral reserves include diluting materials and allowances for losses which may occur when material is mined. Although a majority of the mineral reserves are based on measured mineral resources, it was decided to allocate 100% of the mineral reserves to the probable category (as opposed to the proven category), since the Rook I Project is at a development stage.

Arrow Probable Mineral Reserves

Probable Mineral Reserves
Structure	Tonnage (k tonnes)	Grade (U3O8%)	Contained Metal (U3O8 M lb)
A2	2,594	3.32%	190.0
A3	1,982	1.13%	49.5

Total	4,575	2.37%	239.6

Notes:

1.	CIM definitions were followed for mineral reserves.
2.	Mineral Reserves are reported with an effective date of January 21, 2021.
3.	Mineral Reserves include transverse and longitudinal stopes, ore development, marginal ore, special waste and a nominal amount of waste required for mill ramp-up and grade control.
4.	Stopes were estimated at a cut-off grade of 0.30% U3O8.
5.	Marginal ore is material between 0.26% U3O8 and 0.30% U3O8 that must be extracted to access mining areas.
6.

Special waste in material between 0.03% and 0.26% U3O8 that must be extracted to access mining areas. 0.03% U3O8 is the limit for what is considered benign waste and material that must be treated and stockpiled in an engineered facility.

7.

Mineral Reserves are estimated using a long-term metal price of US$50 per pound U3O8, and a 0.75 US$/C$ exchange rate (C$1.00 = US$0.75). The cost to ship the yellow cake product to a refinery is considered to be included in the metal price.

8.	A minimum mining width of 3.0 m was applied for all long hole stopes.
9.	Mineral Reserves are estimated using a combined underground mining recovery of 95.5% and total dilution (planned and unplanned) of 33.8%.
10.	The density varies according to the U3O8 grade in the block model. Waste density is 2.464 t/m3.
11.	Numbers may not add due to rounding.

Economic Results

The Rook I FS Technical Report was based on a uranium price estimate of US$50/lb U3O8 per pound, net of yellow cake transportation fees and a fixed USD:CAD conversion rate of 0.75.

The economic analysis is based on the timing of a final investment decision (“FID”), and it does not include the pre-commitment early works capital costs, which are costs NexGen intends on expending prior to the FID. The pre-commitment early works scope includes preparing the site, completing initial freeze hole drilling, and building the supporting infrastructure (i.e., concrete batch plant, Phase I camp accommodations, and bulk fuel storage) required for the Rook I Project. Costs for the pre-commitment early works will total an estimated $158 million.

The Rook I FS Technical Report returned an after-tax NPV@8% of $3.47 billion and an IRR of 52.4%. NPV and IRR are summarized in the following table using Base Case and other flat uranium price estimates. The economic model was subjected to a sensitivity analysis to determine the effects of changing metals prices, grade, metal recovery, exchange rate, OPEX, CAPEX, labour and reagent costs. The NPV is most sensitive to metals prices, grade, metal recovery, and exchange rate.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

NPV and IRR Sensitivity to Uranium Price

Uranium Price (US$/lb U3O8)	After-Tax NPV	After-Tax IRR
$100/lb U3O8	$8.13 Billion	81.6%
$90/lb U3O8	$7.20 Billion	76.8%
$80/lb U3O8	$6.27 Billion	71.5%
$70/lb U3O8	$5.33 Billion	65.8%
$60/lb U3O8	$4.40 Billion	59.5%
$50/lb U3O8 (Base Case)	$3.47 Billion	52.4%
$40/lb U3O8	$2.53 Billion	44.0%

Front-End Engineering and Design and Field Work

In Q3 2021, the FEED proposals were received, evaluated and the contract awarded to Hatch Ltd. early in the fourth quarter. The FEED scope of work is expected to advance overall engineering to a 40-45% level of completion and includes an associated cost estimate, and defined long-lead procurement actions, and further refines execution planning to prepare the Project for the pending construction stage.

Concurrently, field work was completed in support of FEED, which consisted of the following two components:

1.

Surface studies to confirm near-surface geotechnical conditions in locations of surface infrastructure and assess potential borrow pit locations to support the completion of FEED, detailed engineering, and execution planning; and,

2.	Diamond drilling to confirm rock mass characteristics proximal to the planned underground Life-of-Mine (“LOM”) infrastructure and Underground Tailings Management Facility (“UGTMF”).

The field work associated with the surface studies encompassed 18 sonic drill holes with various geophysical testing and piezometer installations, and the excavation of 93 tests pits ± plate load testing. 72 of the test pits and all 18 of the sonic boreholes were dedicated to confirming the subsurface conditions beneath proposed surface infrastructure, such as the mine terrace, waste and ore storage stockpiles, the airstrip, access road, and various ancillary structures. The remaining 21 test pits evaluated potential borrow source materials.

The drilling of seven HQ diamond drill holes for a total of 5,076.45 metres (“m”) were completed as part of the 2021 program. All holes were geotechnically logged, nested vibrating wire piezometers were installed in three holes, and four holes were sampled for geomechanical characterization. Point load testing, density measurements, and acoustic televiewer surveys were completed on all holes. Hydraulic packer testing was performed on all holes to measure water conductivity in various rock units and along structures. Results confirmed the rock mass within and proximal to the UGTMF and LOM infrastructure to be competent, largely unaltered and structureless, and measured to have low hydraulic conductivity which are all beneficial geotechnical and hydrogeological properties for the development and maintenance of underground infrastructure. The drilling validated the current design of LOM infrastructure and the final design of an underground tailings management facility.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

Permitting, Regulatory, and Engagement

During 2021, work advanced on the Environmental Assessment (“EA”) for the Project, with continued technical, modelling and assessment work conducted in support of the development of the draft Environmental Impact Statement (“EIS”) submission, which is expected to be completed in early 2022.

Similarly, work advanced on the Licence Application in order to obtain a Uranium Mine and Mill Licence from the Canadian Nuclear Safety Commission (“CNSC”) for the Project.

The Company is continuing its engagement with the communities within the proximity to the Rook I Project, as per the Study Agreements entered into with four Indigenous groups in Q4 2019 (the “Study Agreements”). The Study Agreements provide the following:

●	a framework for working collaboratively to advance the EA and exchange information that will be used to inform the Crown as it undertakes its duty to consult.
●	funding to each Indigenous group and outline a collaborative process for formal engagement to support the inclusion of Indigenous knowledge in the EA.
●

outline processes for identifying potential effects to Indigenous rights, treaty rights, and socio-economic interests, and determining avoidance and accommodation measures in relation to the Rook I Project.

The Company and the Indigenous communities have committed to engagement through Joint Working Groups (“JWGs”) to support the inclusion of each community’s traditional knowledge throughout the EA process, including incorporating traditional land use and dietary studies undertaken by each of the respective communities. The Company has and will continue to provide funding for all aspects of the above, including the JWGs, and to lead, review and independently confirm the Traditional Land Use studies for inclusion into the EA. Further, the Study Agreements confirm that the parties will negotiate benefit agreements in good faith.

During the year, the Company has signed an IBA with the BRDN and an MBA with the BNDN covering all phases of the Rook I Project.

2021 Exploration Program

The Company successfully completed its 2021 exploration drilling program which focused on regional exploration targets at the Rook I property. The Rook I property is host to numerous electromagnetic (“EM”) conductors and structural corridors with high priority exploration targets within a 10 km radius of the Arrow Deposit, including along the Patterson Lake Corridor, which hosts the Arrow Deposit.

The 2021 exploration program completed 18 drill holes for a total of 10,849.04 m, of which 6,400.31 m targeted electromagnetic conductors (conductors) that neighbour the one hosting Arrow and 4,448.73 m targeted significantly below the current Arrow Deposit.

●

AR-21-268 (“Below Arrow”) intersected 8.5 m of total composite mineralization, including 6.5 m up to 3,530 counts per second (cps) from 1,128.5 to 1,135.0 m downhole. This intersection is located approximately 230 m below and SE of the current defined mineralized domains at Arrow.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

●

RK-21-140 (Camp East Target on the Patterson Corridor) intersected anomalous radioactivity up to 1,380 cps from 166.0 to 167.0 m downhole. Finely disseminated uraninite was intersected with associated hematite and sericite alteration in a silicified orthogneiss.

●

Drilling on the Derkson and Derkson West conductors intersected intervals of brittle structural disruption and hydrothermal alteration consistent with those recognized in uranium bearing systems. Hole RK-21-136 (Derkson West target) intersected 0.5 m of anomalous radioactivity up to 3,100 cps from 166.5 to 167.0 m downhole.

Further details on the 2021 Exploration drill results can be found in the News Release dated January 27, 2022 and filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OPERATIONS OUTLOOK

The Company intends to advance the development of the Rook I Project as outlined in the Rook I FS Technical Report. The work will include:

●	completing FEED with Hatch Ltd. by advancing overall engineering to a 40-45% level of completion, that will form the control budget, and define a baseline schedule (Level 3 Schedule); and
●	conducting site confirmation and process plant optimization studies to support basic engineering.

Through 2022, the Company will continue to advance the EA and licensing activities and formal submissions, and continue engagement with regulators and communities. The Company expects to submit the draft EIS in early 2022.

HEALTH, SAFETY AND ENVIRONMENT

NexGen places the health and safety of its people as the highest priority and is committed to sustainable development in a safe and responsible manner. NexGen recognizes that the long-term sustainability of its business is dependent upon elite stewardship in both the protection of the environment and the careful management of the exploration, development, and extraction of mineral resources.

Management is focused on maintaining a strong culture of safety, which includes equipping people with the tools, training, and mindset to result in constant safety awareness. NexGen strives for an incident-free workplace, while also recognizing the need for emergency preparedness. The Company has a site-specific emergency response plan and conducts periodic exercises followed by critical analysis that evaluates the response and recommends improvements. This plan is reviewed annually.

NexGen takes a proactive and long-term approach to risk management that supports investment in the practices needed to be successful and meet commitments.

The Company has implemented comprehensive COVID-19 protocols at each of its locations that are in line with the respective regional health authorities’ guidelines.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

FINANCIAL RESULTS

Financial results for the three months and year ended December 31, 2021 and 2020 (Unaudited)

$000s	Three months ended Dec 31, 2021	Three months ended Dec 31, 2020	Year ended Dec 31, 2021	Year ended Dec 31, 2020
Salaries, benefits, and director’s fees	$4,288	$2,560	$10,352	$5,632
Office, administrative, and travel	783	498	3,325	1,919
Professional fees and insurance	1,877	1,019	3,983	4,037
Depreciation	534	590	2,126	2,281
Share-based payments	13,106	3,909	31,389	9,748

	$20,588	$8,576	$51,175	$23,617
Finance income	(246)	(84)	(910)	(410)
Mark to market loss (gain) on convertible debentures	(1,718)	51,568	75,123	76,493
Interest expense on convertible debentures	490	3,747	3,729	13,371
Interest on lease liabilities	60	74	265	254
Loss (gain) on sale of assets	15	—	(3,595)	—
Foreign exchange loss	69	1,014	68	462
Other loss (gain)	—	26	(29)	1

Loss before taxes	$19,258	$64,921	$125,826	$113,788
Deferred income tax expense (recovery)	(152)	(804)	1,122	702

Net loss	$19,106	$64,117	$126,948	$114,490

Basic and diluted loss per share attributable to NexGen shareholders	$0.03	$0.16	$0.26	$0.30

Three months ended December 31, 2021 versus three months ended December 31, 2020

During the three months ended December 31, 2021 (the “Current Quarter”), NexGen recorded a net loss of $19.1 million or $0.03 loss per share attributable to NexGen shareholders compared to the three months ended December 31, 2020 (the “Comparative Quarter”) with a net loss of $64.1 million or $0.16 loss per share attributable to NexGen shareholders, representing a decrease in net loss of $45.0 million quarter over quarter. The decrease in net loss was primarily due to the following:

●

Salaries, benefits, and directors’ fees increased by $1.7 million from $2.6 million during the Comparative Quarter to $4.3 million for the Current Quarter due to an increase in the number of employees in line with increased operations and the appointment of key personnel to strengthen the Company’s management team.

●

Office, administrative, and travel costs increased by $0.3 million in the Current Quarter compared to the Comparative Quarter. The increase is primarily related to increased travel (in line with Covid-19 guidelines), and an overall increase in costs in line with increased operations compared to the Comparative Quarter.

●

Professional fees and insurance increased by $0.9 million from $1.0 million in the Comparative Quarter to $1.9 million in the Current Quarter due to increased professional fees related to SOX compliance and an increase in insurance premiums.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

●

Share based compensation increased $9.2 million from $3.9 million during the Comparative Quarter to $13.1 million in the Current Quarter. The increase is due to higher Black Scholes grant values due to an increase in the Company’s share price in the Current Quarter compared to the Comparative Quarter, in addition to a higher number of stock options granted during the period in line with increased employees.

●

The Company recognized a mark-to-market gain on the convertible debentures of $1.7 million during the Current Quarter compared to a mark-to-market loss of $51.6 million during the Comparative Quarter. Mark-to-market gains and losses result from the fair value re-measurement of the convertible debentures at each reporting date, with any changes in the fair value being recognized in the loss and comprehensive loss for the period. The mark-to-market gain for the Current Quarter is due mainly to a decrease in the Company’s share price partially offset by an increase in IsoEnergy’s share price during the Current Quarter.

●

The interest expense on convertible debentures decreased by $3.2 million from $3.7 million in the Comparative Quarter to $0.5 million in the Current Quarter. The decrease is due to the conversion of the 2016 and 2017 Debentures in the first quarter of 2021.

●

Foreign exchange for the Current Quarter was a $0.1 million loss compared to the Comparative Quarter’s loss of $1.0 million, representing a difference in foreign exchange loss of $0.9 million. The difference relates to foreign exchange rate fluctuations realized on US dollar denominated transactions and payments translated into Canadian dollars in addition to unrealized foreign exchange rate fluctuations on US dollar cash and accounts payable balances held on each reporting period.

●

Deferred income tax expense increased by $0.6 million from a $0.8 million recovery in the Comparative Quarter to $0.2 million recovery in the Current Quarter. Deferred income tax expense is primarily from taxable temporary difference arising from the renunciation of flow-through share expenditures with no tax basis relating to IsoEnergy.

Year ended December 31, 2021 versus year ended December 31, 2020

During the year ended December 31, 2021 (the “Current Year”), NexGen recorded a net loss of $126.9 million or $0.26 loss per share attributable to NexGen shareholders compared to the year ended December 31, 2020 (the “Comparative Year”) with a net loss of $114.5 million or $0.30 loss per share attributable to NexGen shareholders, representing an increase in net loss of $12.4 million. The increase in net loss was primarily due to the following:

●

Salaries, benefits and directors’ fees increased by $4.8 million from $5.6 million during the Comparative Year to $10.4 million for the Current Year. The increase was a combination of a change in allocation of salaries from exploration and evaluation to general and administrative costs to reflect the activities of IsoEnergy, and an increase in the number of employees in line with increased operations.

●

Office, administrative and travel costs increased by $1.4 million in the Current Year compared to the Comparative Year. The increase is primarily related to higher regulatory and listing fees, and an overall increase in costs with the expansion of operations.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

●

Professional fees and insurance stayed consistent in the Current Year compared to the Comparative Year at $4.0 million. Non-recurring legal fees incurred in the Comparative Year pertaining to the 2020 Convertible Debentures did not occur in the Current Year, which was offset by an increase in insurance costs in the Current Year.

●

Share based compensation increased $21.7 million from $9.7 million during the Comparative Year to $31.4 million in the Current Year. The increase is due to a higher Black Scholes value due to an increase in the Company’s share price over the Current Year compared to the Comparative Year, in addition to increased stock options granted during the year in line with increased employees.

●

The Company recognized a mark-to-market loss on the convertible debentures of $75.1 million during the Current Year compared to a mark-to-market loss of $76.5 million during the Comparative Year. Mark-to-market gains and losses result from the fair value re-measurement of the convertible debentures at each reporting date, with any changes in the fair value being recognized in the loss and comprehensive loss for the year. The mark-to-market loss for the Current Year is due mainly to debt accretion from an increase in the Company’s and IsoEnergy’s share prices relating to the outstanding convertible debentures during the Current Year, in addition to the increased value of the 2016 and 2017 Debentures from December 31, 2020 to the date of conversion.

●

IsoEnergy sold its Clover, Gemini, Tower, and Mountain Lake uranium properties during the Current Year. Total proceeds on the sale were $3.7 million, and the cost of the properties was $0.1 million, resulting in a gain on sale of assets of $3.6 million.

●

Foreign exchange loss for the Current Year was $0.1 million compared to the Comparative Year loss of $0.5 million, representing a foreign exchange loss decrease of $0.4 million. The decrease relates to foreign exchange rate fluctuations realized on US dollar denominated transactions and payments translated into Canadian dollars in addition to unrealized foreign exchange rate fluctuations on US dollar cash and accounts payable balances held on each reporting period.

●

Deferred income tax expense increased by $0.4 million from $0.7 million in the Comparative Year to $1.1 million in the Current Year. Deferred income tax expense is primarily from taxable temporary difference arising from the renunciation of flow-through share expenditures with no tax basis relating to IsoEnergy. In the Comparative Year, the Company incurred a lower deferred income tax expense due to movements in the IsoEnergy flow-through share liability.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

Financial Position Summary

Statement of financial position summary as at December 31, 2021 and December 31, 2020 (Audited)

$000s	December 31, 2021	December 31, 2020
Current assets
Cash	$201,804	$74,022
Marketable securities	9,315	—
Amounts receivable	1,178	304
Prepaid expenses and other	1,028	680

	213,325	75,006
Non-current assets
Exploration and evaluation assets	326,543	274,722
Equipment	6,619	7,579
Deposits	76	85

Total assets	$546,563	$357,392

Current liabilities
Trade and other payables	$7,499	$6,544
Lease liabilities	706	778

	8,205	7,322
Non-current liabilities
Convertible debentures	72,011	226,853
Long-term lease liabilities	2,463	3,253
Deferred income tax liabilities	2,536	712

Total liabilities	85,215	238,140

Equity
Equity attributable to NexGen Energy Ltd. Shareholders	433,608	94,251
Non-controlling interests	27,740	25,001

Total shareholders’ equity	$461,348	$119,252

Liquidity and Capital Resources

On March 11, 2021 and March 16, 2021, NexGen closed the Offering for aggregate gross proceeds of approximately $150.3 million and the Over-Allotment Option for aggregate gross proceeds of approximately $22.5 million, respectively, for total gross proceeds of approximately $172.8 million. The Company intends to apply the net proceeds of the Offering and Over-Allotment Option towards the development of the Rook I Project, including site investigations, process plant optimizations and engineering, pre-commitment early works, and for general working capital. The following table sets forth a comparison of the disclosure regarding NexGen’s estimated use of proceeds in its final short form prospectus dated March 8, 2021, which is available on SEDAR at www.sedar.com, and its actual use of such funds as at December 31, 2021:

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

Activity or Nature of Expenditure	Estimated Use of Net Proceeds ($000s)	Actual Use of Net Proceeds ($000s)
Development of Rook I Project
Site Investigation	$ 9,000	$ 5,812
Process Plant Optimizations	$ 1,500	$ 184
Engineering	$ 35,000	$ 7,029
Pre-Commitment Early Works	$ 94,500	$ —
General working capital	$ 23,290	$ —
Total[1]	$ 163,290	$ 13,025

1.	The net proceeds reflect the aggregate gross proceeds of $172.8 million after deducting underwriters’ fees and transaction expenses of $9.5 million.

The Company’s actual use of net proceeds from the Offering remains on schedule and as planned.

NexGen had a working capital surplus of $205.1 million as at December 31, 2021 (December 31, 2020 – surplus of $67.7 million). The Company currently has sufficient cash to fund its current operating and administration costs.

The increase in working capital of $137.4 million from December 31, 2020 to December 31, 2021 was primarily attributable to the completion of the Offering and exercise of the Over-Allotment Option for aggregate gross proceeds of approximately $172.8 million, offset by spend to advance the Rook I Project.

In February 2021, the Company completed the conversion of US$120 million aggregate principal amount of the 2016 and 2017 convertible debentures into common shares of the Company. The converted debentures consisted of US$60 million aggregate principal amount of 7.5% 2016 Debentures and the US$60 million aggregate principal amount of 7.5% 2017 Debentures both due to mature on July 22, 2022.

The net change in cash position at December 31, 2021 compared to September 30, 2021 was a decrease of $26.1 million, attributable to the following components of the statement of cash flows:

●

NexGen’s operating outflow before working capital adjustments was $6.8 million during the Current Quarter (Comparative Quarter – outflow of $3.9 million) due to increased salaries and administrative expenses as a result of increased number of new employees and increased operations relative to the Comparative Quarter.

●

Investing activities used $25.0 million in the Current Quarter, associated primarily with the exploration and development of the Rook I Project and drilling program (Comparative Quarter – outflow of $3.0 million).

●	Financing activities generated $6.8 million in the Current Quarter (Comparative Quarter – inflow of $3.7 million), mainly related to the proceeds from the exercise of stock options.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

The net change in cash position at December 31, 2021 compared to December 31, 2020 was an increase of $127.8 million, attributable to the following components of the statement of cash flows:

●

NexGen’s operating outflow before working capital adjustments was $16.7 million in the Current Year (Comparative Year – outflow of $10.8 million) due to increased office, administrative costs, and salaries as a result of increased operations.

●	Investing activities used $46.7 million in the Current Year, associated primarily with the exploration and development of the Rook I Project and drilling program (Comparative Year – $18.2 million).

●

Financing activities generated $191.4 million in the Current Year (Comparative Year – inflow of $51.2 million) related primarily to the closing of the Offering and exercise of the Over-Allotment Option for aggregate net proceeds of approximately $163.3 million and $30.1 million received from the exercise of options and warrants.

Capital Management

The Company manages its capital structure, and adjusts it, based on the funds available to the Company, to support the acquisition, exploration and evaluation of assets. To effectively manage the entity’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

In the management of capital, the Company considers all components of equity and debt, net of cash, and is dependent on third-party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such, the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

As discussed in the section above entitled “Liquidity and Capital Resources”, the Company completed the Offering and Over-Allotment Option, raising gross proceeds of approximately $172.8 million in the period ended March 31, 2021. The Company holds sufficient US dollars to make all interest payments due under the convertible debentures until maturity.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period ended December 31, 2021.

Contractual Obligations and Commitments

Significant Undiscounted Obligations and Commitments as at December 31, 2021

$000s	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$7,499	$—	$—	$—	$7,499
Convertible debenture	—	72,011	—	—	72,011
Lease liabilities	1,348	3,920	—	—	5,268

	$8,847	$75,931	$—	$—	$84,778

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

Summary of Quarterly Results

Summary of Quarterly Results (Unaudited)

	For the three months ended
($000s except per share amounts)	Dec 31, 2021	Sept 30, 2021	June 30, 2021	Mar 31, 2021
Finance income	246	259	280	125
Net loss	19,106	19,929	19,799	68,116
Net loss for the period attributable to shareholders of NexGen Energy Ltd.	16,276	17,827	18,894	66,090
Basic and diluted net loss per share	0.03	0.04	0.04	0.17

	For the three months ended
($000s except per share amounts)	Dec 31, 2020	Sept 30 2020	June 30, 2020	Mar 31, 2020
Finance income	84	87	55	185
Net loss	64,117	21,515	18,472	10,386
Net loss for the period attributable to shareholders of NexGen Energy Ltd.	59,965	21,680	18,246	9,937
Basic and Diluted net loss per share	0.16	0.06	0.05	0.03

Summary of Selected Annual Financial Results

Summary of Select Annual Financials Results (Audited)

($000s except per share amounts)	December 31, 2021	December 31, 2020	December 31, 2019
Total Revenue	-	-	-
Net loss for the year	126,948	114,490	16,548
Comprehensive loss for the year	122,213	116,618	18,893
Net loss for the year attributable to shareholders of NexGen Energy Ltd.	119,087	109,828	15,532
Basic net loss per share attributable to shareholders of NexGen Energy Ltd.	0.26	0.30	0.04
Dilutes loss per share attributable to shareholders of NexGen Energy Ltd.	0.26	0.30	0.06

Total Assets	546,563	357,392	313,526
Total Liabilities	85,215	238,140	127,177
Dividends declared	-	-	-

NexGen does not derive any revenue from its operations except for interest income from its cash. Its primary focus is the acquisition, exploration, evaluation and development of resource properties in addition to the development of the Rook I Project.

The significant fluctuations in loss are mainly the result of mark-to-market losses recognized on the fair value re-valuation of the convertible debentures at each quarter driven primarily by the increase in share price, with any changes in the fair value being recognized in the loss for the quarter.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

Interest income recorded as finance income has fluctuated depending on cash balances available to generate interest and the earned rate of interest.

The loss per period has also fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration and development activities.

The increase in total assets year over year coincides with the exploration, evaluation and development of NexGen’s resource properties, and the timing of equity offerings.

The decrease in total liabilities in 2021 is due to the conversion of the 2016 and 2017 convertible debentures in 2021. The increase in total liabilities in 2020 compared to 2019 is mainly due to an increase in the fair value of the 2016 and 2017 convertible debentures, and the issuance of the 2020 and IsoEnergy convertible debentures.

Related Party Transactions

Compensation of Key Management and Directors

	Three months ended December 31,		Twelve months ended December 31,
$000s	2021	2020	2021	2020
Short-term compensation(1)	$2,820	$2,156	$6,214	$4,772
Share-based payments(2)	11,349	3,683	29,231	8,624
Consulting fees(3)(4)	70	33	212	130

	$14,239	$5,872	$35,657	$13,526

(1) Short-term compensation to key management personnel for the three months and year ended December 31, 2021 amounted to $2,820 and $6,214 (2020 - $2,156 and $4,772) of which $2,859 and $5,954 (2020 - $2,074 and $4,122) was expensed and included in salaries, benefits and directors’ fees on the statement of net loss and comprehensive loss. The remaining $39 (recovery) and $260 (2020 – $82 and $650) was capitalized to exploration and evaluation assets, respectively.

(2) Share-based payments to key management personnel for the three months and year ended December 31, 2021 amounted to $11,349 and $29,231 (2020 - $3,683 and $8,624) of which $11,387 and $28,766 (2020 - $3,664 and $8,451) was expensed and $38 (recovery) and $465 (2020 - $19 and $173) was capitalized to exploration and evaluation assets, respectively.

(3) The Company used consulting services from Flying W Consulting Inc., which is associated with Brad Wall, a Director of the Company in relation to advice on corporate matters for the three months and year ended December 31, 2021 amounting to $30 and $130 (2020 - $33 and $130) pursuant to a consulting contract providing for a monthly service fee of $11 and terminable upon three months’ notice.

(4) The Company used additional consulting services from Weymark Consulting Ltd., which is associated with Ryan Weymark, an employee of the Company, in relation to various studies for the three months and year ended December 31, 2021 amounting to $40 and $82 (2020 - $nil) pursuant to a consulting contract based on an hourly rate and terminable at any time, respectively.

As at December 31, 2021, there was $58 (December 31, 2020 - $45) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

Outstanding Share Data

The authorized capital of NexGen consists of an unlimited number of common shares and an unlimited number of preferred shares. As at February 25, 2022, there were 479,323,233 common shares, 43,405,721 stock options with exercise prices ranging between $1.59 and $5.84 and no preferred shares issued and outstanding.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

Outstanding Convertible Debentures

On May 27, 2020, the Company completed a private placement for aggregate gross proceeds of US$30 million (the “2020 Financing”) comprised of: (a) 11,611,667 common shares at a price of CAD$1.80 per share, for gross proceeds of US$15 million; and (b) US$15 million in aggregate principal amount of 7.5% unsecured convertible debentures (the “2020 Debentures”) with Queen’s Road Capital Investments Ltd. (“QRC”). As at February 25, 2022, US$15 million of principal of the 2020 Debentures remain outstanding.

On August 18, 2020, IsoEnergy entered into an agreement with QRC for gross proceeds of US$6 million private placement of 8.5% unsecured convertible debentures (the “IsoEnergy Debentures”). The IsoEnergy Debentures are convertible at the holder’s option at a conversion price of CAD$0.88 into a maximum of 9,206,311 common shares of IsoEnergy. As at February 25, 2022, US$6 million of principal of the IsoEnergy Debentures remain outstanding.

Convertible Debenture	Principal	Conversion Price	Type of shares issuable upon conversion	Number of shares issuable upon conversion (1)
2020 Debentures	US$15 million	$2.34	Common shares of NexGen	8,225,641
IsoEnergy Debentures	US$6 million	$0.88	Common shares of IsoEnergy	8,749,091

(1) Converted to Canadian dollars using closing foreign exchange rate of 1.283 on February 24, 2022.

OFF-BALANCE SHEET ARRANGEMENTS

NexGen has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

ACCOUNTING POLICY OVERVIEW

Critical Accounting Policies and Judgements

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements include impairment of exploration and evaluation assets, deferred income taxes, convertible debentures, and share-based payments. Refer to the Annual Financial Statements for further detail of the Company’s Critical Accounting Estimates.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

Key Sources of Estimation Uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities include impairment of exploration and evaluation assets, deferred income taxes, convertible debentures, and share-based payments. Refer to the Annual Financial Statements for further detail of the Company’s Critical Accounting Estimates.

Changes in Accounting Policies including Initial Adoption

The Company has had no significant changes in accounting policies. Refer to the Annual Financial Statements for further details of the Company’s changes in accounting policies.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, amounts receivables, accounts payable and accrued liabilities and convertible debentures.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

The three levels of the fair value hierarchy are:

●	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
●	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash, amounts receivables, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

The marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized other comprehensive income. The marketable securities are classified as Level 1.

The convertible debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive income. The convertible debentures are classified as Level 2.

Risk Factors

Readers of this Management’s Discussion and Analysis should give careful consideration to the information included or incorporated by reference in this document and the Company’s condensed consolidated financial statements and related notes for the year ended December 31, 2021. For further details of risk factors, please refer to the most recent Annual Information Form dated February 25, 2022 filed on SEDAR at http://www.sedar.com, the 2021 year-end audited consolidated financial statements, and the below discussions.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

Financial Risks

The Company is exposed to varying degrees of a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and amounts receivable. The Company holds cash with large Canadian banks. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash. Accordingly, the Company does not believe it is subject to significant credit risk.

The Company’s maximum exposure to credit risk is as follows:

	December 31, 2021	December 31, 2020
Cash	$201,804	$74,022
Amounts receivable	1,178	304

	$202,982	$74,326

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2021, NexGen had cash of $201,804 to settle current liabilities of $8,205.

Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily includes US dollar denominated cash, US dollar accounts payable, 2020 Debentures and IsoEnergy Debentures. The Company maintains Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated 2020 Debentures and IsoEnergy Debentures. At maturity the US$21 million principal amount of the 2020 Debentures and IsoEnergy Debentures is due in full, and prior to maturity, at a premium upon the occurrence of certain events. The Company holds sufficient US dollars to make all cash interest payments due under the 2020 Debentures and IsoEnergy Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the 2020 Debentures and IsoEnergy Debentures more costly to repay.

As at December 31, 2021, the Company’s US dollar net financial liabilities were US$44,259. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $5,611 change in loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

Equity and Commodity Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in share price may affect the valuation of the Marketable Securities and Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash balances as of December 31, 2021. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The 2020 Debentures and IsoEnergy Debentures, in an aggregate principal amount of US$21 million, carry fixed interest rates of 7.5% and 8.5% respectively and are not subject to interest rate fluctuations.

Other Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form and below under “Industry and Economic Factors that May Affect the Business”. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

During 2020, the World Health Organization declared a global pandemic known as COVID-19 and governments around the world enacted measures to combat the spread of the virus. The duration and impact of the COVID-19 outbreak is not known at this time, but the risks to the Company may include, but are not limited to, delays in the previously disclosed timelines and activity levels associated with the Company’s baseline engineering, environmental assessment and the ability to raise funds through debt and equity markets. To date, the Company’s operations and ability to raise funds have not been significantly impacted. The Company has implemented proper COVID-19 protocols at each of its locations that are in line with the respective regional health authorities COVID-19 guidelines.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

Negative Impacts by an Outbreak of Infectious Disease or Pandemic

An outbreak of infectious disease, pandemic or a similar public health threat, such as the COVID-19 pandemic, and the response thereto, could adversely impact the Company, both operationally and financially. The global response to the COVID-19 pandemic has resulted in, among other things, border closures, severe travel restrictions and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments around the world in jurisdictions where the Company operates. Labour shortages due to illness, Company or government-imposed isolation programs, or restrictions on the movement of personnel or possible supply chain disruptions could result in a reduction or interruption of the Company’s operations, including operational shutdowns or suspensions. The inability to continue ongoing exploration and development work could have a material adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of and the actions required to contain the COVID-19 pandemic or remedy its impact, among others.

Negative Operating Cash Flow and Dependence on Third Party Financing

The Company has no source of operating cash flow and there can be no assurance that the Company will ever achieve profitability. Accordingly, the Company is dependent on third-party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations. Accordingly, the amount and timing of expenditures depends on the Company’s cash reserves and access to third-party financing. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties, including the Rook I Project, or require the Company to sell one or more of its properties (or an interest therein). In particular, there can be no assurance that the Company will have achieved profitability prior to the maturity date and may be required to finance the repayment of all or a part of the principal amount of the Convertible Debentures. Failure to repay the Convertible Debentures in accordance with the terms thereof would have a material adverse effect on the Company’s financial position.

Uncertainty of Additional Financing

As stated above, the Company is dependent on third-party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company. The Company’s access to third-party financing depends on several factors including the price of uranium, the results of ongoing exploration, the Company’s obligations under the convertible debentures, a claim against the Company, a significant event disrupting the Company’s business or uranium industry generally, or other factors may make it difficult or impossible to obtain financing through debt, equity, or other means on favourable terms, or at all. As previously stated, failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s properties, including the Rook I Project, or require the Company to sell one or more of its properties (or an interest therein).

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

The Price of Uranium Price and Alternate Sources of Energy

The price of the Company’s securities is highly sensitive to fluctuations in the price of uranium. Historically, the fluctuations in these prices have been, and are expected to continue to be, affected by numerous factors beyond the Company’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; public and political response to a nuclear accident; improvements in nuclear reactor efficiencies; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess inventories by governments and industry participants; and production levels and production costs in key uranium producing countries.

In addition, nuclear energy competes with other sources of energy like oil, natural gas, coal and hydroelectricity. These sources are somewhat interchangeable with nuclear energy, particularly over the longer term. If lower prices of oil, natural gas, coal and hydroelectricity are sustained over time, it may result in lower demand for uranium concentrates and uranium conversion services, which, among other things, could lead to lower uranium prices. Growth of the uranium and nuclear power industry will also depend on continuing and growing public support for nuclear technology to generate electricity. Unique political, technological and environmental factors affect the nuclear industry, exposing it to the risk of public opinion, which could have a negative effect on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could affect acceptance of nuclear energy and the future prospects for nuclear generation.

All of the above factors could have a material and adverse effect on the Company’s ability to obtain the required financing in the future or to obtain such financing on terms acceptable to the Company, resulting in material and adverse effects on its exploration and development programs, cash flow and financial condition.

Exploration Risks

Exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The risks and uncertainties inherent in exploration activities include but are not limited to: general economic, market and business conditions, the regulatory process and actions, failure to obtain necessary permits and approvals, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the occurrence of unexpected events and management’s capacity to execute and implement its future plans. There is also no assurance that even if commercial quantities of ore are discovered that it will be developed and brought into commercial production. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, most of which factors are beyond the control of the Company and may result in the Company not receiving adequate return on investment capital.

Uninsurable Risks

Mining operations generally involve a high degree of risk. Exploration, development and production operations on mineral properties involve numerous risks, including but not limited to unexpected or unusual geological operating conditions, seismic activity, rock bursts, cave-ins, fires, floods, landslides, earthquakes and other environmental occurrences, and political and social instability, any of which could result in damage to, or destruction of life or property, environmental damage and possible legal liability. Although the Company believes that appropriate precautions to mitigate these risks are being taken, operations are subject to hazards such as equipment failure or failure of structures, which may result in environmental pollution and consequent liability. It is not always possible to obtain insurance against all such risks and the

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate the Company’s future profitability and result in increasing costs and a decline in the value of the common shares. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks is such that liabilities could exceed policy limits or be excluded from coverage. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, thereby adversely affecting the Company’s business and financial condition.

Reliance upon Key Management and Other Personnel

The Company relies on the specialized skills of management in the areas of mineral exploration, geology and business negotiations and management. The loss of any of these individuals could have an adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of its key employees. In addition, as the Company’s business activity continues to grow, it will require additional key financial, administrative and qualified technical personnel. Although the Company believes that it will be successful in attracting, retaining and training qualified personnel, there can be no assurance of such success. If it is not successful in attracting, retaining and training qualified personnel, the efficiency of the Company’s business could be affected, which could have an adverse impact on its future cash flows, earnings, results of operation and financial condition.

Imprecision of Mineral Resource Estimates

Mineral Resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its Mineral Resource estimate is well established and reflects management’s best estimates, by their nature, Mineral Resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Should the Company encounter mineralization or formations different from those predicted by past sampling and drilling, resource estimates may have to be adjusted.

These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

The underlying value of the Company’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and evaluation assets.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third-party financing to continue exploration and development activities on the Company’s properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on the convertible debentures and repaying the principal amount thereof at maturity (or sooner in the event of redemption in accordance with the terms of the convertible debentures). Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means.

Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled “Risk Factors” in the Company’s most recent annual information form.

For further information on Risk Factors, refer to those set forth in the Company’s Annual Information Form dated February 25, 2022, filed under the Company’s profile on SEDAR at www.sedar.com on EDGAR at www.sec.gov.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures and, as defined in the rules of the US Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2021. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2021.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management, including its CEO and CFO, is responsible for establishing and maintaining internal control over financial reporting, and conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021. There have been no changes in the Company’s internal control over financial reporting during the year that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS, as issued by the IASB. The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any control system, no matter how well

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

KPMG LLP, an independent registered public accounting firm that audited and reported on the Company’s consolidated financial statements, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. The attestation report is included in the Report of Independent Registered Public Accounting Firm on NexGen’s internal control over financial reporting that accompanies the Company’s consolidated financial statements for the fiscal year ended December 31, 2021.

TECHNICAL DISCLOSURE

All scientific and technical information in this MD&A is derived from the Company’s Rook I FS Technical Report. For details of the Rook I Project, including the key assumptions, parameters and methods used to estimate the updated mineral resource, please refer to the Rook I FS Technical Report filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All scientific and technical information in this MD&A has been reviewed and approved by Mr. Anthony (Tony) George, P.Eng., Chief Project Officer and Mr. Jason Craven, P.Geo., Manager, Exploration for NexGen. Each of Mr. George and Mr. Craven is a qualified person for the purposes of NI 43-101. Mr. Craven has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

Natural gamma radiation in drill core reported in this MD&A was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

All references in this MD&A to “mineral resource”, “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended “mineral e Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended. The requirements of NI 43-101 are different than SEC disclosure requirements applicable to mineral reserves and mineral disclosure. Therefore, disclosure relating to mineral reserves and mineral resources contained herein is not comparable to disclosure by issuers required to comply with SEC disclosure requirements.

NexGen Energy Ltd.

Management’s Discussion and Analysis for the year ended December 31, 2021

(expressed in thousands of Canadian dollars, except as noted)

APPROVAL

The Board approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, including the Company’s current annual information form, on the Company’s profile on SEDAR’s website at www.sedar.com, on EDGAR at www.sec.gov, on the ASX at www.asx.com.au or by contacting the Company’s Corporate Secretary, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.